Southeast Business Consultants, Inc. (the "Company") a North

Carolina Corporation

Financial Statements

For the fiscal year ended December 31, 2025 and 2024

# Southeast Business Consultants, Inc.

## Balance Sheet

### As of Dec 31, 2025

| | TOTAL |
|---|---|
| **Assets** | |
| Current Assets | |
| Bank Accounts | |
| Credit Card 1133 | 0.00 |
| MLS Escrow/Money Market Acct | 0.00 |
| Profit/Tax Account | 0.00 |
| Redbud Pickup Checking | 5,250.50 |
| Spec Project - 6396 | 19,401.61 |
| Suntrust Operating-8718 | 229,820.18 |
| Tax Account - 6404 | 20,500.00 |
| Zillow Operating-4548 | 2,682.04 |
| **Total for Bank Accounts** | **$277,654.33** |
| Accounts Receivable | |
| Accounts Receivable | 18,753.33 |
| **Total for Accounts Receivable** | **$18,753.33** |
| Other Current Assets | |
| David Felts Loan | 0.00 |
| DDF Paid Out | 0.00 |
| Loan-Key & Home RE | 0.00 |
| Loans To Officers | 50,000.00 |
| Loan - Trent Corbin | 0.00 |
| Prepaid Expenses | 0.00 |
| Redbud Pickups Downpayments | 0.00 |
| SCOTCO ONE Loan | 0.00 |
| Uncategorized Asset | 0.00 |
| **Total for Other Current Assets** | **$50,000.00** |
| **Total for Current Assets** | **$346,407.66** |
| Fixed Assets | |
| 2001 Beechcraft Baron G58 | 0.00 |
| Accumulated Depreciation | -667,385.12 |
| Ann Street, 708 | 0.00 |
| Antminer S19 88t | 49,950.00 |
| Antminer T17+55t | 113,960.00 |
| Antminer T17+58t | 42,350.00 |
| Dale, 6305 | |
| Building | 0.00 |
| Land | 0.00 |
| **Total for Dale, 6305** | **$0.00** |
| Deep Cove, 2937 | |
| Building | 0.00 |
| Land | 0.00 |
| **Total for Deep Cove, 2937** | **$0.00** |

# Southeast Business Consultants, Inc.

## Balance Sheet

### As of Dec 31, 2025

| | TOTAL |
|---|---|
| Denson, 3409 | |
|  Building | 0.00 |
|  Land | 0.00 |
| **Total for Denson, 3409** | **$0.00** |
| Fixed Asset Software | 4,300.00 |
| Furniture and Equipment | 30,094.53 |
| Glenwood, 337 | |
|  Building | 0.00 |
|  Land | 0.00 |
| **Total for Glenwood, 337** | **$0.00** |
| Leasehold Improvements | 71,677.85 |
| Nebra Helium Miners | 75,547.13 |
| Nebra Helium Miners (2) | 113,322.00 |
| Redbud Pickups | |
|  Vehicles | 0.00 |
|  VINx19340 | 54,407.66 |
|  VINx20636 | 0.00 |
|  VINx46461 | 62,487.97 |
|  VINx48152 | 34,300.10 |
|  VINx67187 | 0.00 |
|  VINx98206 | 0.00 |
| **Total for Redbud Pickups** | **$151,195.73** |
| Signage | 1,881.94 |
| Townsend, 1820 | |
|  Building | 0.00 |
|  Land | 0.00 |
| **Total for Townsend, 1820** | **$0.00** |
| Trinity, 2423 | |
|  Building | 0.00 |
|  Land | 0.00 |
| **Total for Trinity, 2423** | **$0.00** |
| Vehicle - 2011 Porsche | 24,000.00 |
| Vehicle - 2016 Mazda 3 | 0.00 |
| Vehicle - Honda Civic | 0.00 |
| West Poplar, 305 | |
|  Buildings | 0.00 |
|  Land | 0.00 |
| **Total for West Poplar, 305** | **$0.00** |
| **Total for Fixed Assets** | **$10,894.06** |
| Other Assets | |
|  Commission Advances | 0.00 |
|  EMD Paid | 0.00 |
|  Escrow Deposit | 0.00 |
|  Investment - Crypto Currency | 0.00 |

# Southeast Business Consultants, Inc.

## Balance Sheet

### As of Dec 31, 2025

| | TOTAL |
|---|---|
| Security Deposits | 31,588.54 |
| **Total for Other Assets** | **$31,588.54** |
| **Total for Assets** | **$388,890.26** |
| Liabilities and Equity | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| BofA Credit Card | 10,177.63 |
| Business Card - 1083 | 0.00 |
| Business Platinum Card-22004 | 69,335.66 |
| Capital One Spark Business | 27,000.46 |
| Chase Ink Business Cash | 15,351.55 |
| Credit Card 1083 | 680.24 |
| SimplyCash Plus Card-31009 | 0.00 |
| SunTrust Credit Account 1 | 0.00 |
| SunTrust Credit Account 2 | 0.00 |
| WF Biz CC | 23.86 |
| **Total for Credit Cards** | **$122,569.40** |
| Other Current Liabilities | |
| 401K Payable | 0.00 |
| DDF Received | 0.00 |
| Out Of Scope Agency Payable | 0.00 |
| Reimbursable Expenses | 0.00 |
| **Total for Other Current Liabilities** | **$0.00** |
| **Total for Current Liabilities** | **$122,569.40** |
| Long-term Liabilities | |
| Deferred payments for First Home Bank | 0.00 |
| Loan - American Express | 0.00 |
| N/P-1627 Logie | 0.00 |
| N/P-1820 Townsend | 0.00 |
| N/P- 2423 Trinity Ave. | 0.00 |
| N/P-305 W. Poplar | 0.00 |
| N/P-337 Glenwood | 0.00 |
| N/P-3409 Denson Pl. | 0.00 |
| N/P-6305 Dale Ave. | 0.00 |
| N/P-Ally Bank | 0.00 |
| N/P - EDIG Loan | 0.00 |
| N/P-First Home Bank | 179,216.68 |
| N/P-Kabbage, Inc. | 0.00 |
| N/P - Keller Williams Capital | 500,000.00 |
| N/P - PPP Loan | 0.00 |
| N/P-PPP Loan 2 | 0.00 |
| N/P-Private Investor | 0.00 |
| N/P Refinance Deep Cove, 2937 | 0.00 |
| N/P - SBA | 499,900.00 |

# Southeast Business Consultants, Inc.

## Balance Sheet

As of Dec 31, 2025

| | TOTAL |
|---|---|
| N/P-Trevor Corbin | 0.00 |
| N/P-VINx19340 (886.05) | 20,621.21 |
| N/P-VINx20636 (1360.27) | 0.00 |
| N/P-VINx46461 (1271.71) | 15,413.63 |
| N/P-VINx48152 (657.93) | 8,193.15 |
| N/P-VINx67187 (908.63) | 0.00 |
| N/P-VINx98206 (1016.72) | 0.00 |
| Shareholder Loan | 0.00 |
| **Total for Long-term Liabilities** | **$1,223,344.67** |
| **Total for Liabilities** | **$1,345,914.07** |
| Equity | |
| Additional Paid-In Capital | 2,290,296.61 |
| Capital Contributions | 0.00 |
| Opening Balance Equity | 0.00 |
| Shareholder Distributions | -245,720.15 |
| Retained Earnings | -3,144,610.95 |
| Net Income | 143,010.68 |
| **Total for Equity** | **-$957,023.81** |
| **Total for Liabilities and Equity** | **$388,890.26** |

# Southeast Business Consultants, Inc.

## Balance Sheet

### As of Dec 31, 2024

|  | TOTAL |
|---|---|
| **Assets** | |
|   Current Assets | |
|   Bank Accounts | |
|    Credit Card 1133 | 0.00 |
|    MLS Escrow/Money Market Acct | 3,505.33 |
|    Profit/Tax Account | 19,859.87 |
|    Redbud Pickup Checking | 8,254.83 |
|    Spec Project - 6396 | 76,220.01 |
|    Suntrust Operating-8718 | 154,804.81 |
|    Tax Account - 6404 | 200.00 |
|    Zillow Operating-4548 | -3,411.32 |
|   **Total for Bank Accounts** | **$259,433.53** |
|   Accounts Receivable | |
|    Accounts Receivable | 18,693.33 |
|   **Total for Accounts Receivable** | **$18,693.33** |
|   Other Current Assets | |
|    David Felts Loan | 0.00 |
|    DDF Paid Out | 0.00 |
|    Loan-Key & Home RE | 0.00 |
|    Loans To Officers | 50,000.00 |
|    Loan - Trent Corbin | 0.00 |
|    Prepaid Expenses | 15,522.44 |
|    Redbud Pickups Downpayments | 0.00 |
|    SCOTCO ONE Loan | 0.00 |
|    Uncategorized Asset | 0.00 |
|   **Total for Other Current Assets** | **$65,522.44** |
|  **Total for Current Assets** | **$343,649.30** |
|   Fixed Assets | |
|    2001 Beechcraft Baron G58 | 0.00 |
|    Accumulated Depreciation | -665,288.12 |
|    Antminer S19 88t | 49,950.00 |
|    Antminer T17+55t | 113,960.00 |
|    Antminer T17+58t | 42,350.00 |
|    Dale, 6305 | |
|     Building | 0.00 |
|     Land | 0.00 |
|   **Total for Dale, 6305** | **$0.00** |
|    Deep Cove, 2937 | |
|     Building | 0.00 |
|     Land | 0.00 |
|   **Total for Deep Cove, 2937** | **$0.00** |
|    Denson, 3409 | |
|     Building | 0.00 |
|     Land | 0.00 |
|   **Total for Denson, 3409** | **$0.00** |

# Southeast Business Consultants, Inc.

## Balance Sheet

### As of Dec 31, 2024

| | TOTAL |
|---|---|
| Fixed Asset Software | 4,300.00 |
| Furniture and Equipment | 30,094.53 |
| Glenwood, 337 | |
| Building | 0.00 |
| Land | 0.00 |
| **Total for Glenwood, 337** | **$0.00** |
| Leasehold Improvements | 71,677.85 |
| Nebra Helium Miners | 75,547.13 |
| Nebra Helium Miners (2) | 113,322.00 |
| Redbud Pickups | |
| Vehicles | 0.00 |
| VINx19340 | 54,407.66 |
| VINx20636 | 0.00 |
| VINx46461 | 62,487.97 |
| VINx48152 | 34,300.10 |
| VINx67187 | 0.00 |
| VINx98206 | 0.00 |
| **Total for Redbud Pickups** | **$151,195.73** |
| Signage | 1,881.94 |
| Townsend, 1820 | |
| Building | 501,783.40 |
| Land | 204,865.72 |
| **Total for Townsend, 1820** | **$706,649.12** |
| Trinity, 2423 | |
| Building | 0.00 |
| Land | 0.00 |
| **Total for Trinity, 2423** | **$0.00** |
| Vehicle - 2011 Porsche | 24,000.00 |
| Vehicle - 2016 Mazda 3 | 0.00 |
| Vehicle - Honda Civic | 0.00 |
| West Poplar, 305 | |
| Buildings | 0.00 |
| Land | 0.00 |
| **Total for West Poplar, 305** | **$0.00** |
| **Total for Fixed Assets** | **$719,640.18** |
| Other Assets | |
| Commission Advances | 8,000.00 |
| EMD Paid | 0.00 |
| Escrow Deposit | 0.00 |
| Investment - Crypto Currency | 0.00 |
| Security Deposits | 47,262.86 |
| **Total for Other Assets** | **$55,262.86** |
| **Total for Assets** | **$1,118,552.34** |

# Southeast Business Consultants, Inc.

## Balance Sheet

### As of Dec 31, 2024

|  | TOTAL |
|---|---|
| **Liabilities and Equity** |  |
|   Liabilities |  |
|    Current Liabilities |  |
|    Credit Cards |  |
|     BofA Credit Card | 6,483.71 |
|     Business Card - 1083 | 0.00 |
|     Business Platinum Card-22004 | 112,695.63 |
|     Capital One Spark Business | 22,535.94 |
|     Chase Ink Business Cash | 2,584.19 |
|     Credit Card 1083 | 680.24 |
|     SimplyCash Plus Card-31009 | 0.00 |
|     SunTrust Credit Account 1 | 0.00 |
|     SunTrust Credit Account 2 | 0.00 |
|     WF Biz CC | 23.86 |
|   **Total for Credit Cards** | **$145,003.57** |
|    Other Current Liabilities |  |
|     401K Payable | 0.00 |
|     DDF Received | 6,000.00 |
|     Out Of Scope Agency Payable | 0.00 |
|     Reimbursable Expenses | 0.00 |
|   **Total for Other Current Liabilities** | **$6,000.00** |
|   **Total for Current Liabilities** | **$151,003.57** |
|    Long-term Liabilities |  |
|     Deferred payments for First Home Bank | 32,925.92 |
|     Loan - American Express | 132,520.10 |
|     N/P-1627 Logie | 0.00 |
|     N/P-1820 Townsend | 380,000.00 |
|     N/P- 2423 Trinity Ave. | 0.00 |
|     N/P-305 W. Poplar | 0.00 |
|     N/P-337 Glenwood | 0.00 |
|     N/P-3409 Denson Pl. | 0.00 |
|     N/P-6305 Dale Ave. | 0.00 |
|     N/P-Ally Bank | 0.00 |
|     N/P - EDIG Loan | 10,000.00 |
|     N/P-First Home Bank | 216,836.20 |
|     N/P-Kabbage, Inc. | 0.00 |
|     N/P - Keller Williams Capital | 500,000.00 |
|     N/P - PPP Loan | 0.00 |
|     N/P-PPP Loan 2 | 0.00 |
|     N/P-Private Investor | 0.00 |
|     N/P Refinance Deep Cove, 2937 | 0.00 |
|     N/P - SBA | 499,900.00 |
|     N/P-Trevor Corbin | 0.00 |
|     N/P-VINx19340 (886.05) | 29,730.76 |
|     N/P-VINx20636 (1360.27) | 0.00 |
|     N/P-VINx46461 (1271.71) | 28,701.00 |

| | TOTAL |
|---|---|
| N/P-VINx48152 (657.93) | 15,249.13 |
| N/P-VINx67187 (908.63) | 0.00 |
| N/P-VINx98206 (1016.72) | 0.00 |
| Shareholder Loan | 0.00 |
| **Total for Long-term Liabilities** | **$1,845,863.11** |
| **Total for Liabilities** | **$1,996,866.68** |
| Equity | |
| Additional Paid-In Capital | 2,266,296.61 |
| Capital Contributions | 0.00 |
| Opening Balance Equity | 0.00 |
| Shareholder Distributions | -191,321.20 |
| Retained Earnings | -3,172,005.08 |
| Net Income | 218,715.33 |
| **Total for Equity** | **-$878,314.34** |
| **Total for Liabilities and Equity** | **$1,118,552.34** |

# Southeast Business Consultants, Inc.

## Profit and Loss

January 1-December 31, 2024

|  | TOTAL |
|---|---:|
| **Income** | |
| Commission Income | 2,019,543.13 |
| Company Dollar Income | 194,971.42 |
| Consulting Income | 5,000.00 |
| Interest Income | 4,791.72 |
| Miscellaneous Income | 8,850.86 |
| Profit Sharing KW | 5,342.15 |
| Sales | 6,060.00 |
| Title Income | 46,000.00 |
| Transaction Fee Income | 193,165.80 |
| **Total for Income** | **$2,483,725.08** |
| **Cost of Goods Sold** | |
| Contractor Payments | $48,342.00 |
| Team Incentives | 34,366.50 |
| Virtual Professionals | 76,576.66 |
| Zillow | 75,767.30 |
| **Total for Contractor Payments** | **$235,052.46** |
| **Total for Cost of Goods Sold** | **$235,052.46** |
| **Gross Profit** | **$2,248,672.62** |
| **Expenses** | |
| Advertising and Promotion | |
| Listings | 104,164.26 |
| Marketing Events | 44,015.82 |
| Promotional Items | 3,461.08 |
| Publication Materials | 11,944.74 |
| Sponsorship | 811.71 |
| **Total for Advertising and Promotion** | **$164,397.61** |
| Automobile Expense | |
| Auto Insurance | 22,009.67 |
| Gas | 502.69 |
| Maintenance & Repairs | 5,056.85 |
| Parking & Tolls | 5,307.98 |
| Tags & Registration | -89.54 |
| **Total for Automobile Expense** | **$32,787.65** |
| Bank Service Charges | 768.04 |
| Business Gifts | 9,051.69 |
| Business Licenses and Permits | 145.00 |
| Cash Discounts | -2,014.25 |
| Charitable Contributions | 11,422.00 |
| Depreciation Expense | 3,546.00 |
| Dues and Subscriptions | 10,000.26 |

# Southeast Business Consultants, Inc.

## Profit and Loss

January 1-December 31, 2024

|  | TOTAL |
|---|---|
| Education & Training | 18,664.34 |
| Insurance Expense |  |
| Disability Insurance | 11,992.43 |
| General Liability Insurance | 5,786.92 |
| Health Insurance | 69,235.52 |
| Supplemental Insurance-AFLAC | 1,513.48 |
| Workers Comp | 2,399.94 |
| **Total for Insurance Expense** | **$90,928.29** |
| Interest Expense |  |
| Auto Loan | 11,782.73 |
| Credit Card Fees | 29,564.72 |
| Loan | 117,600.32 |
| **Total for Interest Expense** | **$158,947.77** |
| Loan Origination Fees | 2,270.00 |
| Marketing & Networking Expenses | $40,228.31 |
| Google | 19,664.22 |
| Mailers | 2,464.22 |
| Paid - Other | 93,018.43 |
| Paid - RDC, Zillow | 170,877.48 |
| Recruiting | 4,860.75 |
| Sales Support | 8,213.61 |
| Social Media | 12,673.50 |
| Website | 51,485.91 |
| **Total for Marketing & Networking Expenses** | **$403,486.43** |
| Meals and Entertainment | 12,812.03 |
| Office Expense | $10,834.42 |
| Cleaning & Utilities | 1,298.31 |
| Computer and Internet Expenses | 1,555.74 |
| Postage and Delivery | 50.55 |
| Repairs & Maintenance | 1,702.75 |
| Supplies | 10,221.78 |
| Technology Software | 98,731.87 |
| Telephone Expense | 5,560.18 |
| **Total for Office Expense** | **$129,955.60** |
| Payroll Expenses |  |
| 401K Match | 27,408.51 |
| Employer Taxes | 90,016.98 |
| Officers Salary | 124,391.79 |
| Payroll Fees | 6,580.30 |
| Shareholder Medical Insurance | 371.84 |
| Staff Salaries | 811,980.80 |
| **Total for Payroll Expenses** | **$1,060,750.22** |

# Southeast Business Consultants, Inc.

## Profit and Loss

January 1-December 31, 2024

|  | TOTAL |
|---|---|
| Professional Fees | |
|   Accounting & Taxes | 4,667.75 |
|   Consulting | 51,721.00 |
|   Legal | 1,371.00 |
| **Total for Professional Fees** | **$57,759.75** |
| Property Expenses | |
|   Closing Cost | 4,543.00 |
|   Hazard Insurance | 4,620.10 |
|   HOA Fees & Dues | 285.00 |
|   Inspections | 2,531.20 |
|   Lawn & Landscaping | 18,005.00 |
|   Mortgage Interest | 92,705.37 |
|   Real Estate Taxes | 6,029.63 |
|   Repair & Maintenance | 6,447.24 |
|   Utilities | 3,379.77 |
| **Total for Property Expenses** | **$138,546.31** |
| Real Estate  Office Fees | 4,185.00 |
| Rent Expense | $104,337.53 |
|   Other Rent Expense | 3,471.00 |
| **Total for Rent Expense** | **$107,808.53** |
| Small Tools & Equipment | 2,800.00 |
| Staff Reimbursements | 33,008.25 |
| Team Events | 43.62 |
| Travel Expense | 39,240.79 |
| Utilities | 67.07 |
| **Total for Expenses** | **$2,491,378.00** |
| **Net Operating Income** | **-$242,705.38** |
| Other Income | |
|   Crypto Currency Income | 377,996.26 |
|   Gain/Loss of Assets | 83,424.45 |
| **Total for Other Income** | **$461,420.71** |
| **Net Other Income** | **$461,420.71** |
| **Net Income** | **$218,715.33** |

# Southeast Business Consultants, Inc.

## Profit and Loss

### January 1-December 31, 2025

| | TOTAL |
|---|---:|
| **Income** | |
| Commission Income | 1,685,134.73 |
| Company Dollar Income | 304,325.90 |
| Interest Income | 0.09 |
| Miscellaneous Income | 13,471.27 |
| Profit Sharing KW | 5,402.63 |
| Sales | 810.00 |
| Title Income | 128,000.00 |
| Transaction Fee Income | 439,324.50 |
| **Total for Income** | **$2,576,469.12** |
| **Cost of Goods Sold** | |
| Contractor Payments | $20,094.00 |
| Team Incentives | 102,937.61 |
| Virtual Professionals | 78,882.69 |
| Zillow | 10,636.08 |
| **Total for Contractor Payments** | **$212,550.38** |
| **Total for Cost of Goods Sold** | **$212,550.38** |
| **Gross Profit** | **$2,363,918.74** |
| **Expenses** | |
| Advertising and Promotion | |
| Listings | 201,460.83 |
| Marketing Events | 27,114.63 |
| Promotional Items | 6,202.25 |
| Publication Materials | 9,371.07 |
| **Total for Advertising and Promotion** | **$244,148.78** |
| Automobile Expense | |
| Auto Insurance | 12,094.14 |
| Maintenance & Repairs | 3,579.91 |
| Parking & Tolls | 7,829.77 |
| Tags & Registration | 2,233.55 |
| **Total for Automobile Expense** | **$25,737.37** |
| Bank Service Charges | 1,375.21 |
| Business Gifts | 3,114.67 |
| Business Licenses and Permits | 90.00 |
| Cash Discounts | -1,804.56 |
| Charitable Contributions | 8,208.00 |
| Depreciation Expense | 2,097.00 |
| Dues and Subscriptions | 11,060.00 |
| Education & Training | 25,505.33 |
| Insurance Expense | |
| Disability Insurance | 14,308.74 |
| General Liability Insurance | 5,852.00 |

# Southeast Business Consultants, Inc.

## Profit and Loss

### January 1-December 31, 2025

| | TOTAL |
|---|---:|
| Health Insurance | 74,426.59 |
| Supplemental Insurance-AFLAC | 1,885.32 |
| Workers Comp | 2,903.06 |
| **Total for Insurance Expense** | **$99,375.71** |
| Interest Expense | $348.72 |
| Auto Loan | 4,335.38 |
| Credit Card Fees | 4,909.34 |
| Loan | 107,384.09 |
| **Total for Interest Expense** | **$116,977.53** |
| Marketing & Networking Expenses | $200.14 |
| Google | 55,966.12 |
| Mailers | 2,532.00 |
| Paid - Other | 10,800.00 |
| Paid - RDC, Zillow | 198,941.67 |
| Recruiting | 10,411.06 |
| Sales Support | 25,231.44 |
| Social Media | 8,067.23 |
| Website | 13,450.40 |
| **Total for Marketing & Networking Expenses** | **$325,600.06** |
| Meals and Entertainment | 9,306.06 |
| Office Expense | $870.50 |
| Computer and Internet Expenses | 1,599.76 |
| Miscellaneous | 214.49 |
| Postage and Delivery | 12.47 |
| Repairs & Maintenance | 506.22 |
| Supplies | 11,371.30 |
| Technology Software | 77,529.19 |
| Telephone Expense | 5,312.30 |
| **Total for Office Expense** | **$97,416.23** |
| Payroll Expenses | |
| 401K Match | 27,375.41 |
| Employer Taxes | 82,543.39 |
| Officers Salary | 145,913.08 |
| Payroll Fees | 6,436.80 |
| Staff Salaries | 812,886.88 |
| **Total for Payroll Expenses** | **$1,075,155.56** |
| Professional Fees | |
| Accounting & Taxes | 3,166.44 |
| Administrative | 224.00 |
| Consulting | 51,780.00 |
| Legal | 37,108.71 |
| **Total for Professional Fees** | **$92,279.15** |

# Southeast Business Consultants, Inc.

## Profit and Loss

January 1-December 31, 2025

|  | TOTAL |
|---|---:|
| Property Expenses | |
| Mortgage Interest | 8,233.34 |
| Real Estate Taxes | 4,479.64 |
| Utilities | 1,286.66 |
| **Total for Property Expenses** | **$13,999.64** |
| Real Estate  Office Fees | 6,150.00 |
| Rent Expense | $203,087.80 |
| Other Rent Expense | 6,256.00 |
| **Total for Rent Expense** | **$209,343.80** |
| Staff Reimbursements | 4,359.10 |
| Team Events | 682.96 |
| Travel Expense | $15,894.97 |
| Conferences & Conventions Tickets | 2,694.00 |
| **Total for Travel Expense** | **$18,588.97** |
| **Total for Expenses** | **$2,388,766.57** |
| **Net Operating Income** | **-$24,847.83** |
| Other Income | |
| Employee Retention Credit | 75,544.55 |
| Gain/Loss of Assets | 49,388.04 |
| Non-Taxable Income | 42,925.92 |
| **Total for Other Income** | **$167,858.51** |
| **Net Other Income** | **$167,858.51** |
| **Net Income** | **$143,010.68** |

# Statement of Cash Flows

## Southeast Business Consultants, Inc.
January 1-December 31, 2024

| FULL NAME | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | 218,715.33 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable | -6,060.00 |
| BofA Credit Card | 5,994.93 |
| Business Platinum Card-22004 | 18,799.95 |
| Capital One Spark Business | -2,921.85 |
| Chase Ink Business Cash | -12,149.44 |
| David Felts Loan | 0.00 |
| DDF Received | 6,000.00 |
| Deep Cove, 2937:Building | 0.00 |
| Deep Cove, 2937:Land | 0.00 |
| Glenwood, 337:Building | 0.00 |
| Glenwood, 337:Land | 0.00 |
| Out Of Scope Agency Payable | 0.00 |
| Prepaid Expenses | -8,778.75 |
| SCOTCO ONE Loan | 50,000.00 |
| SimplyCash Plus Card-31009 | 0.00 |
| Townsend, 1820:Building | -501,783.40 |
| Townsend, 1820:Land | -204,865.72 |
| Trinity, 2423:Building | 0.00 |
| Trinity, 2423:Land | 0.00 |
| WF Biz CC | -25.00 |
| **Total for Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-$655,789.28** |
| **Net cash provided by operating activities** | **-$437,073.95** |
| **INVESTING ACTIVITIES** | |
| Accumulated Depreciation | -220,778.00 |
| Commission Advances | -8,000.00 |
| Dale, 6305:Building | 0.00 |
| Dale, 6305:Land | 0.00 |
| DDF Paid Out | 0.00 |
| Denson, 3409:Building | 0.00 |
| Denson, 3409:Land | 0.00 |
| EMD Paid | 0.00 |
| Investment - Crypto Currency | 160,397.64 |
| Leasehold Improvements | -1,145.43 |
| Redbud Pickups:VINx20636 | 80,362.72 |
| Redbud Pickups:VINx67187 | 56,018.07 |
| Redbud Pickups:VINx98206 | 62,904.20 |
| Vehicle - 2016 Mazda 3 | 19,427.84 |
| Vehicle - Honda Civic | 8,000.00 |
| West Poplar, 305:Buildings | 0.00 |
| West Poplar, 305:Land | 0.00 |
| **Net cash provided by investing activities** | **$157,187.04** |
| **FINANCING ACTIVITIES** | |
| Additional Paid-In Capital | 359,342.48 |

# Statement of Cash Flows

## Southeast Business Consultants, Inc.

January 1-December 31, 2024

| FULL NAME | TOTAL |
|---|---|
| Capital Contributions | 0.00 |
| Loan - American Express | -95,954.90 |
| N/P-1820 Townsend | 380,000.00 |
| N/P- 2423 Trinity Ave. | 0.00 |
| N/P-305 W. Poplar | 0.00 |
| N/P-337 Glenwood | 0.00 |
| N/P-3409 Denson Pl. | 0.00 |
| N/P-6305 Dale Ave. | 0.00 |
| N/P-Ally Bank | -7,193.21 |
| N/P-First Home Bank | -24,079.90 |
| N/P Refinance Deep Cove, 2937 | 0.00 |
| N/P-VINx19340 (886.05) | -8,584.63 |
| N/P-VINx20636 (1360.27) | -56,150.36 |
| N/P-VINx46461 (1271.71) | -12,185.25 |
| N/P-VINx48152 (657.93) | -6,594.17 |
| N/P-VINx67187 (908.63) | -33,569.35 |
| N/P-VINx98206 (1016.72) | -43,791.99 |
| Opening Balance Equity | 0.00 |
| Retained Earnings | -300.00 |
| Shareholder Distributions | -191,021.20 |
| Shareholder Loan | 0.00 |
| **Net cash provided by financing activities** | **$259,917.52** |
| **NET CASH INCREASE FOR PERIOD** | **-$19,969.39** |
| **Cash at beginning of period** | **$279,402.92** |
| **CASH AT END OF PERIOD** | **$259,433.53** |

# Statement of Cash Flows

## Southeast Business Consultants, Inc.

January-December, 2025

| FULL NAME | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | 143,010.68 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable | -60.00 |
| BofA Credit Card | 3,693.92 |
| Business Platinum Card-22004 | -43,359.97 |
| Capital One Spark Business | 4,464.52 |
| Chase Ink Business Cash | 12,767.36 |
| DDF Received | -6,000.00 |
| Out Of Scope Agency Payable | 0.00 |
| Prepaid Expenses | 15,522.44 |
| Townsend, 1820:Building | 501,783.40 |
| Townsend, 1820:Land | 204,865.72 |
| WF Biz CC | 0.00 |
| **Total for Adjustments to reconcile Net Income to Net Cash provided by operations:** | **$693,677.39** |
| **Net cash provided by operating activities** | **$836,688.07** |
| **INVESTING ACTIVITIES** | |
| Accumulated Depreciation | 2,097.00 |
| Ann Street, 708 | 0.00 |
| Commission Advances | 8,000.00 |
| DDF Paid Out | 0.00 |
| Escrow Deposit | 0.00 |
| Security Deposits | 15,674.32 |
| **Net cash provided by investing activities** | **$25,771.32** |
| **FINANCING ACTIVITIES** | |
| Additional Paid-In Capital | 24,000.00 |
| Deferred payments for First Home Bank | -32,925.92 |
| Loan - American Express | -132,520.10 |
| N/P-1820 Townsend | -380,000.00 |
| N/P - EDIG Loan | -10,000.00 |
| N/P-First Home Bank | -37,619.52 |
| N/P-VINx19340 (886.05) | -9,109.55 |
| N/P-VINx46461 (1271.71) | -13,287.37 |
| N/P-VINx48152 (657.93) | -7,055.98 |
| Retained Earnings | -191,321.20 |
| Shareholder Distributions | -54,398.95 |
| **Net cash provided by financing activities** | **-$844,238.59** |
| **NET CASH INCREASE FOR PERIOD** | **$18,220.80** |
| **Cash at beginning of period** | **$259,433.53** |
| **CASH AT END OF PERIOD** | **$277,654.33** |

# SOUTHEAST BUSINESS CONSULTANTS, INC.

## Statement of Changes in Stockholders' Equity

*For the Years Ended December 31, 2025 and December 31, 2024*

*(Amounts in USD — Accrual Basis)*

| Account | 2025 ($) | 2024 ($) | Change ($) |
|---|---|---|---|
| **Opening Balance of Stockholders' Equity** | **(878,314.34)** | **(1,265,050.95)** | **386,736.61** |
| Net Income for the Period | 143,010.68 | 218,715.33 | (75,704.65) |
| Additional Paid-In Capital – New Contributions | 24,000.00 | 359,342.48 | (335,342.48) |
| Capital Contributions | 0.00 | 0.00 | 0.00 |
| Shareholder Distributions | (54,398.95) | (191,321.20) | 136,922.25 |
| Retained Earnings Adjustment (Prior Period Close) | 27,394.13 | — | — |
| Stock-Based Compensation | — | — | — |
| Dividends Declared | — | — | — |
| **Closing Balance of Stockholders' Equity** | **(957,023.81)** | **(878,314.34)** | **(78,709.47)** |

### NOTES & ASSUMPTIONS

(1) Net Income – Sourced from accrual-basis P&L Statements and confirmed against Balance Sheet: $143,010.68 (2025) and $218,715.33 (2024). Figures match exactly across all three source statements on the accrual basis.

(2) Additional Paid-In Capital – 2025 increase of $24,000.00 per CFS Financing Activities. 2024 increase of $359,342.48 per CFS Financing Activities. Closing APIC per Balance Sheet: $2,290,296.61 (2025) and $2,266,296.61 (2024).

(3) Shareholder Distributions – 2025: $54,398.95 per CFS Financing Activities, consistent with Balance Sheet change ($245,720.15 – $191,321.20). 2024: $191,321.20 per Balance Sheet ($191,021.20 cash + $300.00 RE adjustment per CFS).

(4) Retained Earnings Adjustment (2025) – Reflects net movement in QuickBooks Retained Earnings ($-3,144,610.95 vs. $-3,172,005.08 = +$27,394.13). Equals prior-year NI ($218,715.33) less distributions reclassified through RE upon close ($191,321.20): $218,715.33 – $191,321.20 = $27,394.13 ✓.

(5) 2024 Opening Balance – Derived as: Opening APIC ($1,906,954.13) + Opening Retained Earnings ($-3,172,005.08) = ($-1,265,050.95). Crosscheck: ($-1,265,050.95) + NI ($218,715.33) + APIC ($359,342.48) + Distributions ($-191,321.20) = ($-878,314.34) ✓.

(6) Stock-Based Compensation – Not disclosed in source financials. Presented as nil.

(7) Dividends Declared – No formal dividends declared. Shareholder distributions presented separately.

(8) Source Data – Accrual-basis Balance Sheet (Dec 31, 2025 & 2024), P&L (Jan–Dec 2025 & 2024), and Cash Flow Statements (Jan–Dec 2025 & 2024) for Southeast Business Consultants, Inc.

Southeast Business Consultants, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025 and 2024
$USD

## 1. ORGANIZATION AND PURPOSE

Southeast Business Consultants, Inc. (the "Company") is a corporation organized on March 1, 2013 under the laws of North Carolina.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**4. SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.